

Mailstop 3233

January 22, 2016

Via E-mail
Brandon J. Moore
Senior Vice President, General Counsel & Secretary
Gaming & Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

> **Re:** **Gaming & Leisure Properties, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 23, 2015**
> **File No. 333-206649**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that GLPI's primary business consists of acquiring, financing, and owning real estate property to be leased to gaming operators in triple-net lease arrangements and that you will acquire Pinnacle's real estate assets in the merger. Please tell us what consideration you gave to including additional property level disclosures for the properties you will acquire from Pinnacle, such as relevant operating data, both for any material properties and on a portfolio basis. Refer to Items 14 and 15 of Form S-11 as a guide.

2. It appears that Penn National Gaming, Inc. is a significant tenant. We note that Penn National Gaming, Inc. filed an Item 4.02 Form 8-K indicating that certain financial

statements cannot be relied upon. In light of the foregoing, please tell us how you are able to provide investors with financial statements for your significant tenant.

Summary

Financing of the Transactions, page 18

3.   Please revise your disclosure in this section and elsewhere in the registration statement, as applicable, to clarify which parties will be obligors under the Pinnacle Bridge Facility and the Pinnacle Takeout Facilities following the consummation of Pinnacle's spin-off of OpCo.

Unaudited Pro Forma Combined Consolidated Financial Information, page 160

4.   Please tell us the terms of the lease that resulted in your determination that the lease of the building assets will qualify as a direct financing lease. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Gregory E. Ostling
         Wachtell, Lipton, Rosen & Katz